                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. 2)1

                          GVI SECURITY SOLUTIONS, INC.
                          ----------------------------
                                (NAME OF ISSUER)
                                ----------------

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    36242E101
                                    ---------
                                 (CUSIP Number)

                              William A. Teitelbaum
                                 4 Winston Court
                            Dix Hills, New York 11746
                                 (631) 493-0187
                                 --------------

                                    Copy to:

                               Sam Schwartz, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JANUARY 4, 2005
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

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CUSIP No. 36242E101              13D                          Page 2 of 8 Pages
--------------------------                    ----------------------------------

================================================================================
       1       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             William A. Teitelbaum
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*

                     PF
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /

--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF            7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 7,477,265
   OWNED BY
     EACH      -----------------------------------------------------------------
   REPORTING            8      SHARED VOTING POWER
 PERSON WITH
                               - 0 -
               -----------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                               7,477,265
               -----------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               7,477,265
--------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /
--------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               15.3%
--------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON

                               IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 36242E101              13D                          Page 3 of 8 Pages
--------------------------                    ----------------------------------

          The following  constitutes  Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth herein.

Item 4 is hereby amended to add the following:

Item 4.   PURPOSE OF TRANSACTION.

          On December  27,  2004,  the Issuer  completed a private  placement of approximately  22,620,000  Shares at a price of $1.50 per share,  for  aggregate consideration  of $33.9  million  (the  "Private  Placement").  Pursuant  to the
Settlement  Agreement and General  Release,  dated  October 13, 2004,  among the
Issuer, GVI Security Inc., the Reporting Person and Alarmax  Distributors,  Inc.
(the  "Settlement  Agreement"),  on  January 4,  2005,  the  Issuer  repurchased
6,666,667  Shares at $1.50 per share from the Reporting  Person for an aggregate consideration of $10 million.

Items 5(a) and (b) are hereby amended and restated to read as follows:

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, the Reporting Person owns 7,477,265 Shares, constituting  approximately 15.3% of the Shares  outstanding.  The percentage is based upon  49,012,946  Shares  outstanding  (55,679,613  Shares  outstanding as reported  in the  Issuer's  Form 8-K  filed  with the  Securities  and  Exchange
Commission  on December  28, 2004 less  6,666,667  Shares  repurchased  from the
Reporting Person by the Issuer on January 4, 2005).

          (b) The  Reporting  Person  has  sole  power to vote  and  dispose  of
7,477,265 Shares, constituting approximately 15.3% of the Shares outstanding.

     Item 5(c) is hereby amended to add the following:

          On December 28, 2004, the Issuer and the Reporting Person entered into a letter  agreement  (the "Letter  Agreement")  with  respect to the  Settlement
Agreement  pursuant to which the Issuer  notified  the  Reporting  Person of the closing of the Private  Placement and the obligation of the Reporting  Person to sell  6,666,667  Shares to the  Issuer  for an  aggregate  consideration  of $10 million (or $1.50 per share).  The parties  agreed that  paragraph  13(h) of the
Settlement  Agreement  was  amended so that the closing of the  repurchase  (the
"Closing") would be held on January 4, 2005 (or such other date agreed to by the parties).  The Reporting  Person agreed that  following the Closing,  solely for purposes of amending  the lock-up  provisions  of Section 6 of the  Registration
Rights Agreement,  dated February 19, 2004, as amended (the "Registration Rights
Agreement"),  the  Reporting  Person  shall  be  deemed  to hold no  Registrable
Securities.  The Reporting Person will be afforded all other rights and benefits of the Registration Rights Agreement.

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CUSIP No. 36242E101              13D                          Page 4 of 8 Pages
--------------------------                    ----------------------------------

Item 6.   CONTRACT,  AGREEMENTS,  UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
          SECURITIES OF THE ISSUER

          See  the  disclosure  under  Items  5(c)  hereof  with  respect  to  a description of the material terms and provisions of the Letter Agreement.

Item 7 is hereby amended to add the following:

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          5.   Letter Agreement, dated December 28, 2004, between the Issuer and the Reporting Person.

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CUSIP No. 36242E101              13D                          Page 5 of 8 Pages
--------------------------                    ----------------------------------

                                    SIGNATURE

          After reasonable  inquiry and to the best of his knowledge and belief, the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated:  January 7, 2005

                                             /s/ William A. Teitelbaum
                                            -----------------------------
                                            William A. Teitelbaum

--------------------------                    ----------------------------------
CUSIP No. 36242E101              13D                          Page 6 of 8 Pages
--------------------------                    ----------------------------------

                                  EXHIBIT INDEX

     EXHIBIT                                                           PAGE
     -------                                                           ----

1.   Form of Agreement  and Plan of Merger,  dated as of February
     20, 2004, by and among  Thinking  Tools,  Inc., GVI Security
     Acquisition Corp. and GVI Security, Inc. (previously filed).       --

2.   Warrant to  purchase  32,857  shares of common  stock of GVI
     Security, Inc., dated May 10, 2000 (previously filed).             --

3.   Form of Registration Rights Agreement,  dated as of February
     19, 2004, by and among Thinking Tools,  Inc. and each of the stockholders of Thinking Tools, Inc. listed on Schedule 1 to
     the agreement (previously filed).                                  --

4.   Settlement  Agreement  dated as of October 13, 2004,  by and among GVI Security  Solutions,  Inc.,  GVI  Security,  Inc.,
     William  A.  Teitelbaum  and  Alarmax   Distributors,   Inc.
     (previously filed).                                                --

5.   Letter  Agreement,  dated  December  28,  2004,  between the
     Issuer and the Reporting Person                                  7 to 8

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CUSIP No. 36242E101              13D                          Page 7 of 8 Pages
--------------------------                    ----------------------------------

                          GVI SECURITY SOLUTIONS, INC.
                           2801 West Crosby, Suite 120
                             Carrollton, Texas 75007
                                 (888) 595-2288

                                                               December 28, 2004

William Teitelbaum
4 Winston Court
Dix Hills, New York 11746

                      Re: REPURCHASE OF 6,666,667 SHARES.

Dear Mr. Teitelbaum:

     Reference is made to the Settlement Agreement and General Release (the
"Agreement"), dated as of October 13 , 2004, by and among GVI Security
Solutions, Inc. ("GVIS"), GVI Security, Inc., a Delaware corporation, yourself, and Alarmax Distributors, Inc. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Agreement.

     You are hereby advised that GVIS completed a Private Placement on December
27, 2004 at $1.50 per share of Common Stock raising Net Proceeds in excess of
$27.5 million. Accordingly at the Stock Closing, GVIS will repurchase from you
6,666,667 shares of Common Stock for aggregate consideration of $10 million in cash by wire transfer to an account you designate to us in writing.

     The parties agree that paragraph 13(h) of the Agreement is amended so that the Stock Closing will be held on January 4, 2005 (or such other date agreed to by GVIS and you) and otherwise in accordance with the terms of the Agreement.
You will be subject to the lock-up provisions contained in Section 10(b) of the
Agreement until the date that is 15 months following the Stock Closing referred to in the previous sentence. Thereafter, you will not be subject to the lock-up provisions of Section 6 of the Registration Rights Agreement. Following the
Stock Closing, solely for the purposes of amending the lock-up provisions of
Section 6 of the Registration Rights Agreement, you shall be deemed to hold no
Registrable Securities. You will be afforded all other benefits and rights of the Registration Rights Agreement.

     This letter shall constitute the Purchase Notice pursuant to Section 13(a)
of the Agreement.

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CUSIP No. 36242E101              13D                          Page 8 of 8 Pages
--------------------------                    ----------------------------------

     Please acknowledge receipt of this letter by executing a copy of this letter and returning it to the undersigned

                                           Very truly yours

                                           GVI SECURITY SOLUTIONS, INC

                                           By: /s/ Nazzereno E.  Paciotti
                                               --------------------------------
                                           Nazzereno E.  Paciotti, Chief
                                           Executive Officer and Chief
                                           Financial Officer

Acknowledged and Agreed
as of the 28th day of December, 2004

/s/ William A. Teitelbaum
----------------------------
William A. Teitelbaum

cc:         Olshan Grundman Frome Rosenzweig & Wolosky LLP
            Park Avenue Tower
            65 East 55th Street
            New York, New York 10022
            Fax: (212) 451-2222
            Attn: James F. Gellman, Esq. and Sam Schwartz, Esq